SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    January, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82-__________.

                                  FORM 27
        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT
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                               (BRITISH COLUMBIA)
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          MATERIAL CHANGE REPORT UNDER SECTION 74 OF THE SECURITIES ACT
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                                    (ONTARIO)
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ITEM  1     Reporting  Issuer
Spectrum  Signal  Processing  Inc.
#200  One  Spectrum  Court
2700  Production  Way
Burnaby,  B.C.

Telephone:  (604)421-5422
ITEM  2     Date  of  Material  Change
January  6,  2000
ITEM  3     Press  Release
January  6,  2000
Burnaby,  British  Columbia
ITEM  4     Summary  of  Material  Change
The Company announced the appointment of Pascal Spothelfer as its new President and CEO, effective immediately.
ITEM  5     Full  Description  of  Material  Change

ITEM  6     Confidential  Report
N/A
ITEM  7     Omitted  Information
N/A

ITEM  8     Senior  Officers
            ----------------
          Martin  McConnell
          Chief  Financial  Officer

ITEM  9     Statement  of  Senior  Officer
            ------------------------------
The  foregoing  accurately  discloses  the  material  change referred to herein.
          DATED  at  Vancouver,  B.C.  this  14th  day  of  January,  2000.


                                   /s/Martin  McConnell
                                   ------------------
                                   MARTIN  McCONNELL,
                                   Chief  Financial  Officer

                      SCHEDULE "A"
                                         DSP SYSTEMS WORLDWIDE
                                         ---------------------
                                         SPECTRUM

F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
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RELEASE  DATE:     January  6,  2000
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
604-421-5422
               Email:  Karen_Elliott@spectrumsignal.com


                   SPECTRUM SIGNAL PROCESSING APPOINTS NEW CEO


BURNABY, B.C., CANADA - JANUARY 6, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a world leader in multiprocessing digital signal processing (DSP) systems, today announced the appointment of Pascal Spothelfer as Spectrum's new President and CEO. Mr. Spothelfer's appointment is effective immediately.

"Mr. Spothelfer's appointment aligns Spectrum's existing strengths in its technology and its people with an individual who is a skilled strategist and a strong leader both operationally and in the area of managing change. I am excited to be working with Pascal as Spectrum focuses on key growth markets where we can leverage our core competencies and take advantage of substantial growth opportunities going forward," said Ken Spencer, Chair, Spectrum Signal Processing. "The Board of Directors will also be seeking opportunities over the next six months to appoint new Directors, whose expertise will complement our more focused strategy and ensure that we have the strongest team assembled at all levels of the Company," he added.

Mr. Spothelfer's experience includes managing all aspects of strategic development, including joint venture activities and merger and acquisition planning as Senior Vice President, Strategic Development at Teekay Shipping Corporation, a NYSE-listed company with revenues of approximately US$500 million. From 1994 to 1998, Mr. Spothelfer held the positions of President and Chief Operating Officer and later President and CEO of NovAtel Inc - a high-tech company specializing in global positioning systems. During his tenure at NovAtel, Mr. Spothelfer spearheaded sweeping restructuring that returned the company to revenue and earnings growth and led the company's IPO on NASDAQ in 1997.

Prior to 1994, Mr. Spothelfer held a variety of business development and consulting positions in Europe including two years with The Boston Consulting Group. Mr. Spothelfer has been a director of Spectrum Signal Processing since March of 1999 and his experience in this role will enable him to move forward quickly with the new strategic plan.

"I am very excited about the opportunities that lie ahead for Spectrum. Spectrum has an extremely strong technical foundation, is well positioned to penetrate further into some of its traditional markets and to take advantage of emerging applications in high growth sectors such as telecommunications," Mr. Spothelfer said. "I am looking forward to leading the changes at Spectrum and to the strategic repositioning of the Company. I anticipate providing more details on Spectrum's future strategic direction over the coming weeks," he added.

Mr. Spothelfer's academic achievements include a Masters of Law, a Ph.D. in Law, and an MBA from Institut d'Administration des Affaires (INSEAD) in France.

Spectrum Signal Processing is a world leader in multiprocessing digital signal processing (DSP) systems, providing sophisticated hardware and software solutions to commercial and defense customers in a variety of high growth markets including communications intelligence, radar, imaging, and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700
                       ------
Production  Way,  Burnaby, B.C., Canada.  ph (604) 421-5422; fax (604) 421-1764.
Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.